UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 14, 2007

STAR MARITIME ACQUISITION CORP.
(Exact name of registrant as specified in its charter)

Delaware	001-32685	20-2873585
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS employer identification no.)

103 Foulk Road Wilmington, Delaware		19803
(Address of principal executive offices)		(Zip Code)

(Registrant’s telephone number, including area code): (302) 656-1950

c/o Schwartz & Weiss, P.C.,
457 Madison Avenue
New York, NY 10022
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

IMPORTANT NOTICES

STAR MARITIME ACQUISITION CORP. (THE “COMPANY”) AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF THE COMPANY’S STOCKHOLDERS TO BE HELD TO APPROVE THE REDOMICILIATION MERGER (DEFINED HEREIN). STOCKHOLDERS OF THE COMPANY AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE COMPANY’S PRELIMINARY PROXY STATEMENT AND WHEN AVAILABLE, DEFINITIVE PROXY STATEMENT IN CONNECTION WITH THE COMPANY’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING BECAUSE THESE PROXY STATEMENTS WILL CONTAIN IMPORTANT INFORMATION.

SUCH PERSONS ARE ALSO ADVISED TO READ THE COMPANY’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, FILED ON MARCH 14, 2006, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF THE COMPANY’S OFFICERS AND DIRECTORS AND THEIR RESPECTIVE INTERESTS SHOULD THE REDOMICILIATION MERGER BE CONSUMMATED.

THE DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE REDOMICILIATION MERGER. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO:

STAR MARITIME ACQUISITION CORP.
103 FOULK ROAD
WILMINGTON, DELAWARE 19803
ATTENTION: CORPORATE SECRETARY

THE PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT, ONCE AVAILABLE, AND THE ANNUAL REPORT ON FORM 10-K CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE AT HTTP://WWW.SEC.GOV.

Item 1.01 Entry Into A Material Definitive Agreement.

On March 14, 2007, Star Maritime Acquisition Corp. (AMEX: SEA), a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with its newly-formed, wholly-owned subsidiary Star Bulk Carriers Corp., a Marshall Islands company (“Star Bulk”), whereby the Company will merge with and into Star Bulk, with Star Bulk as the surviving corporation (the “Redomiciliation Merger”). Star Bulk has entered into definitive agreements to acquire a fleet of eight drybulk carriers from certain wholly-owned subsidiaries of TMT Co., Ltd., a global shipping company with management headquarters in Taiwan.

The Company is a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more businesses in the shipping industry. In December 2005, Star Maritime through its initial public offering raised approximately $188.7 million, which was deposited in a trust account, and $11.3 million in a private placement to certain officers and directors and dedicated its time since the initial public offering to seeking and evaluating business combination opportunities.

Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved by the board of directors of Star Maritime, following the Redomiciliation Merger: (i) the separate corporate existence of the Company will cease; (ii) each share of Star Maritime common stock, par value $0.0001 per share, will be converted into the right to receive one share of Star Bulk common stock, par value $0.01 per share; and (iii) each outstanding warrant of the Company will be assumed by Star Bulk with the same terms and restrictions, except that each will be exercisable for common stock of Star Bulk.

As provided in the Company’s Certificate of Incorporation, holders of Star Maritime common stock have the right to redeem their shares for cash if such stockholder votes against the Redomiciliation Merger, elects to exercise redemption rights and the Redomiciliation Merger is approved and completed.

The Company cannot complete the Redomiciliation Merger unless (1) the holders of at least a majority of the issued and outstanding shares of Star Maritime entitled to vote at the special meeting vote in favor of the Redomiciliation Merger; (2) holders of at least a majority of the shares issued in the initial public offering and private placement vote in favor of the Redomiciliation Merger; and (3) holders of less than 6,600,000 shares of common stock, such number representing 33.0% of the 20,000,000 shares of Star Maritime common stock issued in the initial public offering and private placement, vote against the Redomiciliation Merger and exercise their redemption rights to have their shares redeemed for cash.

Messrs. Tsirigakis and Syllantavos, the Company’s senior executive officers, and Messrs. Pappas and Erhardt, two of the Company’s directors, have agreed to vote an aggregate of 1,132,500 shares, or 3.9% of Star Maritime’s outstanding common stock, acquired by them in the private placement and any shares of Star Maritime common stock they may acquire in the future in favor of the Redomiciliation Merger and thereby waive redemption rights with respect to such shares. All of the Company’s officers and directors have agreed to vote an aggregate of 9,026,924 shares, or 31.1% of Star Maritime’s outstanding common stock, issued to them prior to the initial public offering and private placement in accordance with the vote of the holders of a majority of the shares issued in the initial public offering and private placement.

The Company filed with the Securities and Exchange Commission a preliminary joint proxy statement/prospectus under cover of Schedule 14A relating to the Company’s special meeting of stockholders. The Company expects to consummate the Redomiciliation Merger during the third quarter of 2007, assuming the requisite stockholder approval.

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Item 7.01 Regulation FD Disclosure

The Company intends to hold presentations for certain stockholders of Star Maritime and certain other persons in connection with the Redomiciliaton Merger. A copy of the presentation material is attached as Exhibit 99.1. This information shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 8.01 Other Events

On March 15, 2007, the Company announced in a press release, a copy of which is attached as Exhibit 99.2 hereto, that it filed a preliminary joint proxy statement/prospectus in connection with the Redomiciliation Merger.

Item 9.01 Financial Statements and Exhibits

(d)	Exhibits

No.	Description

10.1	Agreement and Plan of Merger by and between Star Maritime Acquisition Corp. and Star Bulk Carriers Corp.

99.1	Stockholder Presentation

99.2	Press Release, dated March 15, 2007

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 15, 2007	STAR MARITIME ACQUISITION CORP.

	By:	/s/Prokopios (Akis) Tsirigakis
Name: Prokopios (Akis) Tsirigakis
Title: Chairman and Chief Executive Officer

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AGREEMENT AND PLAN OF MERGER

BY AND AMONG

STAR BULK CARRIERS CORP.

and

STAR MARITIME ACQUISITION CORP.

Dated as of March 14, 2007

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of March 14, 2007 by and among Star Bulk Carriers Corp., a corporation organized under the laws of the Republic of the Marshall Islands (“Star Bulk”) and Star Maritime Acquisition Corp., a corporation organized under the laws of the State of Delaware (“Star Maritime”).

WITNESSETH:

WHEREAS, Star Maritime currently is the owner of record of 500 shares of common stock of Star Bulk (the “Initial Shares”) representing all of the issued and outstanding shares of Star Bulk;

WHEREAS, Star Bulk has entered into a Master Agreement with Star Maritime and TMT Co., Ltd. a Taiwan corporation (“TMT”) dated January 12, 2007 (the “Master Agreement”), eight memoranda of agreement with TMT and certain wholly-owned subsidiaries of TMT for the purchase of a total of eight vessels by Star Bulk from TMT and such subsidiaries (the “MOAs”), as supplemented by a Supplemental Agreement dated January 12, 2007 by and among Star Maritime, Star Bulk and TMT (the “Supplemental Agreement and, together with the Master Agreement and the MOAs, the “Vessel Acquisition Agreements”) providing for the acquisition by Star Bulk of eight vessel from TMT for a total consideration of $345,237,520, consisting of 12,537,645 shares of common stock of Star Bulk and cash;

WHEREAS, the effectiveness of the Vessel Acquisition Agreements being made specifically contingent upon this Agreement and Plan of Merger being approved by Star Maritime and Star Maritime’s shareholders and the Merger being effected;

WHEREAS, the boards of directors of each of Star Maritime and Star Bulk believe it is in the best interests of Star Maritime and its shareholders on the one hand and Star Bulk and Star Maritime, Star Bulk’s 100% parent, on the other hand, that Star Maritime enter into a business combination through the merger of Star Maritime with and into Star Bulk, with Star Bulk being the survivor of the merger (the “Merger”) and, in furtherance thereof, have approved the Merger;

WHEREAS, pursuant to the Merger, among other things, each of the issued and outstanding common shares of Star Maritime (the “Star Maritime Shares”) shall be converted into the right to receive common shares of Star Bulk, par value $0.01 per share (the “Star Bulk Shares”) and each outstanding warrant of Star Maritime (the “Star Maritime Warrants” will be assumed by Star Bulk with the same terms and restrictions except that each will be exercisable for common stock of Star Bulk (the “Star Bulk Warrants”);

WHEREAS, the parties intend that the Merger shall constitute a plan of reorganization pursuant to Section 368 of the Code (as defined below);

WHEREAS, Star Maritime and Star Bulk desire to make certain representations, warranties, covenants and other agreements in connection with the Merger.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the parties hereto, intending to be legally bound hereby, agree as follows:

Article I.

DEFINITIONS

1.1	Definitions.

Except as otherwise specified herein, the following terms, when used in this Agreement, have the respective meanings set forth below:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such other Person.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in the City of New York.

“Code” means the United States Internal Revenue Code of 1986.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. The terms “Controlled” and “Controlling” shall have a correlative meaning.

“Dollar” or “$” means the United States Dollar.

“ERISA” means the United States Employee Retirement Income Security Act of 1974, and the rules and regulations promulgated thereunder.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934.

“Exchange Ratio” means 1.0.

“GAAP” means United States generally accepted accounting principles as in effect, from time to time, consistently applied.

“Governmental Authority” means any United States (federal, state or local) or foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

“Knowledge of Star Bulk” or “Knowledge” with respect to Star Bulk means the knowledge of any officer or director of Star Bulk.

“Knowledge of Star Maritime” or “Knowledge” with respect to Star Maritime means the knowledge of any officer or director of Star Maritime.

“Law” means any United States (federal, state or local) or foreign statute, law, ordinance, regulation, rule, code, order, judgment, injunction or decree.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether voluntarily incurred or arising by operation of Law or otherwise, in respect of such property or asset.

“Material Adverse Effect” means with respect to Star Bulk or Star Maritime, as applicable, a material adverse effect on the business, operations, properties, assets, condition (financial or otherwise) or results of operations of it and its subsidiaries taken as a whole, or on its ability to consummate the transactions contemplated hereby except (i) any effect arising from this Agreement or the transactions contemplated hereby, (ii) any effect applicable generally to the industries in which Star Bulk and the Subsidiaries operate and (iii) general economic or financial effects.

“Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Per Share Merger Consideration” means for each share of common stock of Star Maritime, the right to receive consideration equal to one (1) fully paid and nonassessable Star Bulk Share.

“Person” means any natural person, general or limited partnership, corporation, limited liability company, firm, association, trust or other legal entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“RMI” means Republic of the Marshall Islands.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933.

“Subsidiaries” means Star Alpha Inc., Star Beta Inc., Star Gamma Inc., Star Delta Inc., Star Epsilon Inc., Star Zita Inc., Star Theta Inc. and Star Iota Inc., each of which is a "Subsidiary" and all of which are Subsidiaries of Star Bulk. Each subsidiary is a corporation organized under the laws of the RMI.

“Tax” or “Taxes” means all United States (federal, state or local) or foreign income, excise, gross receipts, ad valorem, sales, use, employment, franchise, profits, gains, property, transfer, use, payroll, intangibles or other taxes, fees, stamp taxes, duties, charges, levies or assessments of any kind whatsoever (whether payable directly or by withholding), together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax authority with respect thereto.

“Tax Returns” means all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

“Trademarks” means all of those trade names, trademarks, service marks, jingles, slogans, logos, trademark and service mark registrations and trademark and service mark applications owned, used, held for use, licensed by or leased by Star Bulk or the Subsidiaries and the goodwill appurtenant thereto.

1.2	Other Defined Terms.

Except as otherwise specified herein, the following terms have the respective meanings as defined in the Sections set forth below:

Term	Section

Agreement	Preamble
BCA	2.1
Certificate and Certificates	2.6
Closing and Closing Date	2.2
Contracts	3.5(b)
DGCL	2.1
Effective Time	2.2
Enforceability Exception	3.4(a)
Environmental Laws	3.8(c)
Exchange Act Listing	6.5
Exchange Agent	2.9(a)
Indemnified Party	9.3(a)
Indemnifying Party	9.3(a)
Initial Shares	Recitals
Loss	9.2(a)
Master Agreement	Recitals
Merger	Recitals
Merger Certificate	2.2
MOAs	Recitals

Notice of Claim	9.3(a)
Proxy Statement	6.2
Redemption Shares	2.7
Star Bulk	Preamble
Star Bulk Acquisition Transaction	5.2(a)
Star Bulk Financial Statement	3.13
Star Bulk Registration Statement	6.2
Star Bulk Shares	Recitals
Star Bulk Warrants	Recitals
Star Maritime	Preamble
Star Maritime Acquisition Transaction	5.2(b)
Star Maritime Shares	Recitals
Star Maritime Warrants	Recitals
Star Maritime Contracts	4.5
Star Maritime Directors	6.4
Star Maritime Financial Statements	4.13
Star Maritime Permits	4.9
Star Maritime Special Meeting	3.10
Star Maritime Stockholders' Approval	6.4
Star Maritime's SEC Reports	4.14
Stock Exchange Listing	6.5
Supplemental Agreement	Recitals
Surviving Corporation	2.1
Vessel Acquisition Agreements	Recitals
Vessels	3.9(b)(2)

1.3	Rules of Construction.

Unless the context otherwise requires:

(a)    a term has the meaning assigned to it;

(b)    an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

(c)    “or” is not exclusive;

(d)    “including” means including without limitation;

(e)    words in the singular include the plural and words in the plural include the singular; and

(f)    any agreement, instrument or statute defined or referred to herein or in any instrument or certificate delivered in connection herewith means such agreement, instrument or statute as from time to time amended, modified or supplemented (as provided in such agreements) and includes (in the case of agreements or instruments) references to all attachments thereto and instruments incorporated therein; references to a Person are also to its permitted successors and assigns.

Article II.

THE MERGER

2.1	The Merger.

Upon the terms and conditions set forth in this Agreement, and in accordance with the applicable provisions of the Marshall Islands Business Corporation Act (the “BCA”) and the Delaware General Corporation Law (the “DGCL”), Star Maritime shall be merged with and into Star Bulk at the Effective Time. At the Effective Time, the separate corporate existence of Star Maritime shall cease, and Star Bulk shall continue as the surviving corporation. The surviving corporation in the Merger is sometimes referred to as the “Surviving Corporation.”

2.2	Closing; Effective Time.

The closing of the Merger (the “Closing”) shall take place at 10:00 a.m. Eastern Time at the offices of Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004, on the first Business Day following the date on which the last of the conditions set forth in Article VII hereof is fulfilled or waived, or at such other time and place as Star Maritime and Star Bulk shall agree (the date on which the closing occurs being the “Closing Date”). On the Closing Date, the parties shall cause the Merger to be consummated by filing a Certificate of Merger or like instrument (the “Merger Certificate”) with the Registrar of Corporations of the Republic of the Marshall Islands, in accordance with the applicable provisions of the BCA (the time of acceptance by the Registrar of Corporations of such filing being referred to herein as the “Effective Time”) and with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL.

2.3	Effect of the Merger.

At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the BCA and the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all the property, rights, privileges, powers and franchises of Star Maritime shall vest in the Surviving Corporation, and all debts, liabilities and duties of Star Maritime shall become the debts, liabilities and duties of the Surviving Corporation.

2.4	Articles of Incorporation; By-laws.

Prior to the filing of the Star Bulk Registration Statement, Star Bulk shall amend its Articles of Incorporation and By-laws on terms reasonably satisfactory to Star Maritime. At the Effective Time, these amended Articles of Incorporation and By-laws shall be the Articles of Incorporation and By-laws of the Surviving Corporation.

2.5	Directors and Officers.

The directors of the Surviving Corporation immediately after the Effective Time shall be the directors set forth in Schedule 2.5, each to hold the office of director of the Surviving Corporation in accordance with the provisions of the applicable laws of the Republic of the Marshall Islands and the Articles of Incorporation and By-laws of the Surviving Corporation (as amended pursuant to Section 2.4 above) until their successors are duly qualified and elected. The officers of the Surviving Corporation immediately after the Effective Time shall be such officers as are appointed by the Board of Directors of Star Bulk after the date hereof, each to hold office in accordance with the provisions of the By-laws of the Surviving Corporation (as amended pursuant to Section 2.4 above).

2.6	Conversion of Star Maritime Capital Stock.

Subject to Sections 2.7 and 2.9(e), each share of Star Maritime common stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, at the election of the holder thereof, the Per Share Merger Consideration. At the Effective Time, all Star Maritime Shares converted as set forth above shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate or certificates that immediately prior to the Effective Time represented any such Star Maritime Shares (the “Certificates” and each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration and certain dividends or other distributions in accordance with Section 2.9(c) upon the surrender of such Certificate, in accordance with Section 2.9(b). Each Star Maritime Warrant issued and outstanding immediately prior to the Effective Time shall be convertible into a Star Bulk Warrants and shall be convertible into Star Bulk Shares as described in Section 6.6 of this Agreement. Schedule 2.6 lists, as of the Effective Time, the number of Star Bulk Shares which shall be issued to any Star Maritime security holder pursuant to this Section 2.6 and Section 6.6 hereof, assuming that all outstanding Star Maritime Shares are exchanged for, or converted to, Star Bulk Shares as contemplated by this Agreement. Each share of Star Bulk owned by Star Maritime at the time of the Merger shall be cancelled.

2.7	Redemption Rights.

Notwithstanding any other provisions of this Agreement to the contrary, if the Merger is approved by the shareholders of Star Maritime, Star Maritime Shares that are outstanding immediately prior to the Closing and which are held by Star Maritime stockholders who shall have voted against the Merger and who shall have demanded properly, in writing, redemption of such shares in accordance with the procedures set forth in the Proxy Statement (collectively, the “Redemption Shares”) shall not be converted into or represent the right to receive the Per Share Merger Consideration.
Such Star Maritime stockholders shall be entitled to receive for each Redemption Share held by them, payment of $10.00 per share, which amount represents $9.80 per share plus their pro rata share of any accrued on the escrow account (net of taxes payable) not previously distributed by Star Maritime and $.020 per share plus interest thereon (net of taxes payable) of contingent underwriting compensation which the underwriters of Star Maritime’s initial public offering have agreed to forfeit to pay redeeming shareholders, calculated as of two days prior to the Closing Date. Star Maritime Shares held by Star Maritime stockholders who failed to properly demand redemption of their Star Maritime Shares shall thereupon be deemed to have converted into and to become exchangeable of the right to receive, without any interest thereon, the Per Share Merger Consideration, upon surrender, in the manner provided in Section 2.6 above, of the Certificate or Certificates that formerly evidenced such shares of Star Maritime Shares. Any payments required to be made to the holders of any Redemption Shares shall be funded by Star Bulk.

2.8	Anti-Dilution Provisions.

In the event Star Bulk changes (or establishes a record date for changing) the number of Star Bulk Shares issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding Star Bulk Shares and the record date therefor shall be prior to the Effective Time, the Exchange Ratio and the Per Share Merger Consideration shall be proportionately adjusted to reflect such stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction.

2.9	Surrender of Certificates.

(a)    Exchange Agent. As of the Effective Time, Star Bulk shall deposit with such bank or trust company as may be designated by Star Bulk and reasonably acceptable to Star Maritime (the “Exchange Agent”), for the benefit of the holders of shares of Star Maritime Capital Stock, for exchange in accordance with this Section 2.9, through the Exchange Agent, the Star Bulk Shares issuable pursuant to Section 2.6 in exchange for outstanding shares of Star Maritime Shares. At the time of such deposit, Star Bulk shall irrevocably instruct the Exchange Agent to deliver the Star Bulk Shares to Star Maritime’s stockholders after the Effective Time in accordance with the procedures set forth in this Section 2.9, subject to Sections 2.9(f) and (g).

(b)    Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a Certificate whose shares were converted into the right to receive the applicable Per Share Merger Consideration pursuant to Section 2.6, a letter of transmittal (in form and substance satisfactory to Star Bulk and Star Maritime), with instructions for use in surrendering the Certificates in exchange for the applicable Per Share Merger Consideration with respect thereto. Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor that number of whole Star Bulk Shares in accordance with Section 2.9(e), together with certain dividends or other distributions in accordance with Section 2.9(c), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Star Maritime Shares that is not registered in the transfer records of Star Maritime, a certificate evidencing the proper number of Star Bulk Shares may be issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such issuance shall pay any transfer or other taxes required by reason of the issuance of Star Bulk Shares to a person other than the registered holder of such Certificate or establish to the satisfaction of Star Bulk that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.9(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Per Share Merger Consideration that the holder thereof has the right to receive pursuant to the provisions of Section 2.6, plus certain dividends or other distributions in accordance with Section 2.9(c).

(c)    Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to Star Bulk Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to Star Bulk Shares represented thereby, if any, and all such dividends and other distributions shall be paid by Star Bulk to the Exchange Agent, until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable escheat or similar laws, following surrender of any such Certificate there shall be paid to the holder of whole Star Bulk Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Star Bulk Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such whole Star Bulk Shares.

(d)    No Further Ownership Rights in Star Maritime Shares. All certificates evidencing Star Bulk Shares issued (including any dividends or other distributions paid pursuant to Section 2.9(c)) shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of Star Maritime Shares formerly represented by such Certificates. At the close of business on the day on which the Effective Time occurs, the stock transfer books of Star Maritime shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Star Maritime Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or any other reason, they shall be canceled and exchanged as provided in this Article II.

(e)    Fractional Shares. No fractional shares of Star Bulk common stock shall be issued in the Merger. The aggregate Per Share Merger Consideration to be issued to the holder of a Certificate previously evidencing Star Maritime Shares shall be rounded up to the nearest whole share of Star Bulk common stock.

(f)    Termination of Exchange of Star Bulk Shares. Any portion of the Star Bulk Shares (and any dividends or distributions thereon) that remain undistributed to the holders of the Certificates for six months after the Effective Time shall be delivered to Star Bulk, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Star Bulk for, and, subject to Section 2.9(g), Star Bulk shall remain liable for payment of their claim for the Per Share Merger Consideration, certain dividends and other distributions in accordance with Section 2.9(c).

(g)    No Liability. Notwithstanding anything to the contrary in this Section 2.9, none of the Exchange Agent, the Surviving Corporation or any party to this Agreement shall be liable to a holder of Star Bulk Shares or Star Maritime Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(h)    Lost, Stolen or Destroyed Company Certificate. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit and indemnity of that fact by the holder thereof in a form that is reasonably acceptable to the Exchange Agent, the number of Star Bulk Shares as required pursuant to Section 2.6; provided, however, that Star Bulk may, in its reasonably commercial discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct against any claim that may be made against Star Bulk or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

2.10	Warrants

As of the Effective Time, Star Bulk shall deposit with the Exchange Agent, for the benefit of the holders of Star Maritime Warrants that have been exchanged into Star Bulk Warrants in accordance with Section 6.6 hereof, 20,000,000 shares of Star Bulk Shares issuable upon exercise of such Star Bulk Warrants.

2.11	Redemption Shares After Payment of Fair Value.

Redemption Shares, if any, after payments of fair value in respect thereto have been made to Redemption Star Maritime stockholders pursuant to the DGCL, shall be cancelled.

2.12	Tax and Accounting Consequences.

It is intended by the parties hereto that the Merger shall constitute a reorganization within the meaning of Section 368 of the Code. Each party has consulted with, and is relying upon, its tax advisors and accountants with respect to the tax and accounting consequences of the Merger.

Article III.

REPRESENTATIONS AND WARRANTIES
OF STAR BULK

Star Bulk hereby represents and warrants to Star Maritime as follows (subject in each case to such exceptions as are set forth or cross-referenced in the attached Schedules corresponding to the Section of the representation or warranty to which such exceptions relate):

3.1	Organization and Qualification.

(a)    Star Bulk has been duly organized and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands, with power and authority (corporate and other) to own its properties and conduct its business as currently conducted. Star Bulk has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each jurisdiction set forth in the Schedule3.1 and to Star Bulk’s Knowledge, such jurisdictions are the only ones in which it owns or leases properties, or conducts any business, so as to require such qualification, other than those jurisdictions where the failure to be so qualified or in good standing would not have a Material Adverse Effect on Star Bulk and the Subsidiaries.

(b)    Each of the Subsidiaries has been duly organized and is validly existing as a corporation under the laws of the Republic of the Marshall Islands, with power and authority (corporate and other) to own its properties and conduct its business as currently conducted. All the outstanding shares of capital stock of each of the Subsidiaries have been duly authorized and validly issued, are fully-paid and non-assessable, and are owned by Star Bulk, free and clear of all Liens.

(c)    The copies of the respective Articles of Incorporation and By-laws of Star Bulk and each of the Subsidiaries, as amended to date and delivered to Star Maritime, are true and complete copies of these documents as now in effect. The minute books of Star Bulk and the Subsidiaries are accurate in all material respects.

3.2	Subsidiaries.

Other than the Subsidiaries, Star Bulk does not hold any equity interest in any other Person. Star Bulk owns all of the issued and outstanding shares of stock of the Subsidiaries, free and clear of any Liens.

3.3	Capitalization.

(a)    As of immediately prior to the Closing, the authorized capital stock of Star Bulk shall consist solely of 100,000,000 common shares, $0.01 par value and 25,000,000 preferred shares, $0.01 par value, of which 500 common shares and no preferred shares will be issued and outstanding.

(b)    The Star Bulk Shares to be issued upon effectiveness of the Merger and upon exercise of the Star Bulk Warrants, when issued in accordance with the terms of this Agreement, shall be duly authorized, validly issued, fully paid and non-assessable and free of all Liens.

3.4	Authority; Non-Contravention; Approvals.

(a)    Star Bulk has full corporate power and authority, to enter into this Agreement and to consummate the transactions contemplated hereby. Star Bulk’s execution and delivery of this Agreement, and its consummation of the transactions contemplated hereby, have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize its execution and delivery of this Agreement and its consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Star Bulk and its parent, and constitutes its and their valid and binding agreement, enforceable against them in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) general equitable principles ((i) and (ii) the “Enforceability Exception”).

(b)    All material consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any Governmental Authority having jurisdiction over Star Bulk or the Subsidiaries or any of their properties required for the execution and delivery by Star Bulk of this Agreement to be duly and validly authorized have been obtained or made and are in full force and effect.

(c)    Star Bulk’s execution and delivery of this Agreement does not, and its consummation of the transactions contemplated herein will not violate, conflict with or result in a breach of any provision of, or constitute any default (or an event which, with notice or lapse of time or both, would constitute an event of default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of its properties or assets under any of the terms, conditions or provisions of (i) the Certificate of Incorporation or By-laws of Star Bulk or any of the Subsidiaries, (ii) Approval, any Law or Order, injunction, writ, permit or license of any Governmental Authority applicable to it or any of its properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which it is now a party or by which it or any of its properties or assets may be bound, excluding from the foregoing clauses (ii) and (iii), such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that do not, in the aggregate, have a Material Adverse Effect on Star Bulk and the Subsidiaries taken as a whole.

3.5	Contracts; No Default.

(a)    Schedule 3.5(a) contains a true and complete list of all contracts, agreements, commitments and other instruments (whether oral or written) to which Star Bulk or any of the Subsidiaries is a party that (i) involve a receipt or an expenditure by Star Bulk or any of the Subsidiaries or require the performance of services or delivery of goods to, by, through, on behalf of or for the benefit of Star Bulk or any of the Subsidiaries, which in each case, relates to a contract, agreement, commitment or instrument that either (A) requires payments or receipts in excess of $50,000 per year or (B) is not terminable by Star Bulk or any of the Subsidiaries on notice of thirty (30) days or less without penalty or Star Bulk or any of the Subsidiaries being liable for damages of $50,000 or more, or (ii) involve an obligation for the performance of services or delivery of goods by Star Bulk or any of the Subsidiaries that cannot, or in reasonable probability will not, be performed within one year from the date hereof.

(b)    All of the contracts, agreements, commitments and other instruments described in Schedule 3.5(a) (individually, a “Contract” and collectively, the “Contracts”) are valid and binding upon Star Bulk or the Subsidiaries, as applicable, and to the Knowledge of Star Bulk, the other parties thereto, and are in full force and effect and enforceable in accordance with their terms, subject to the Enforceability Exception, and neither Star Bulk nor the Subsidiaries, nor to the Knowledge of Star Bulk, any other party to any Contract, has materially breached any provision of, nor has any event occurred which, with the lapse of time or action by a third party, could result in a material default under, the terms thereof.

3.6	Litigation.

There is no (i) claim, action, suit or proceeding pending or, to Star Bulk’s Knowledge, threatened against or directly relating to Star Bulk before any Governmental Authority, or (ii) outstanding Order, or application, request or motion therefor, of any Governmental Authority in a proceeding to which Star Bulk or any of its assets was or is a party except, in the case of clauses (i) and (ii) above, such as would not, individually or in the aggregate, either materially impair or preclude Star Bulk’s ability to consummate the Merger or the other transactions contemplated hereby or have a Material Adverse Effect on Star Bulk.

3.7	Taxes.

(a)    Star Bulk and the Subsidiaries have duly filed with the appropriate Governmental Authorities all material franchise, income and all other material Tax Returns other than Tax Returns the failure to file of which would have no Material Adverse Effect on Star Bulk or the Subsidiaries. All such Tax Returns were, when filed, and are accurate and complete in all material respects and were prepared in conformity with applicable Laws. Star Bulk and the Subsidiaries have paid or will pay in full or have adequately reserved against all Taxes otherwise assessed against it through the Closing Date. Neither Star Bulk nor any Subsidiary is a party to any pending action or proceeding by any Governmental Authority for the assessment of any Tax, and no claim for assessment or collection of any Tax has been asserted in writing against Star Bulk of any of the Subsidiaries that has not been paid. There are no Liens for Taxes upon the assets of Star Bulk or any of the Subsidiaries (other than Liens for Taxes not yet due and payable). There is no valid basis, to the Knowledge of Star Bulk, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to Star Bulk or any of the Subsidiaries by any Governmental Authority.

(b)    No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other Taxes are payable by or on behalf of Star Maritime to the Marshall Islands or any political subdivision or Taxing Authority thereof or therein in connection with the issuance of the Star Bulk Shares to the Star Maritime stockholders, the issuance of the Star Bulk Warrants or the delivery by the Star Maritime stockholders of the Star Maritime Shares or the delivery of the Star Maritime Warrants by the holders thereof.

3.8	No Violation of Law.

(a)    Neither Star Bulk nor any Subsidiary is in violation of or has been given notice or been charged with any violation of, any Law or Order (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority, except for violations which, in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Star Bulk. Neither Star Bulk nor any Subsidiary has received any written notice that any investigation or review with respect to it by any Governmental Authority is pending or threatened, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, would not reasonably be expected to have a Material Adverse Effect on Star Bulk.

(b)    Each of Star Bulk and the Subsidiaries owns, possesses or has obtained, all licenses, permits, certificates, consents, orders, approvals and other authorizations from, and has made all declarations and filings with, all Governmental Authorities, all self-regulatory organizations and all courts and other tribunals, necessary to own or lease, as the case may be, and to operate its properties and to carry on its business as conducted as of the date hereof, other than such licenses, permits, certificates, consents, orders, approvals, other authorizations, declarations and filings which individually or in the aggregate are not material to Star Bulk and the Subsidiaries taken as a whole, and neither Star Bulk nor any such Subsidiary has received any actual notice of any proceeding relating to revocation or modification of any such license, permit, certificate, consent, order, approval or other authorization, and each of Star Bulk and the Subsidiaries is in compliance with all Laws relating to the conduct of its business as conducted as of the date hereof other than any failure to so comply that would not have a Material Adverse Effect on Star Bulk.

(c)    Star Bulk and the Subsidiaries (i) are in compliance with any and all applicable foreign, federal, provincial, state and local Laws, including any applicable regulations and standards adopted by the International Maritime Organization, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, petroleum pollutants or contaminants (“Environmental Laws”), (ii) have received all permits, licenses, other approvals, authorizations and certificates of financial responsibility required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval, except where such noncompliance with Environmental Laws, failure to receive required permits, licenses or other approvals or failure to comply with the terms and conditions of such permits, licenses or approvals would not, have a Material Adverse Effect on Star Bulk.

(d)    None of the transactions contemplated herein will violate any Foreign Assets Control Regulations of the United States contained in Title 31, Code of Federal Regulations, Parts 500, 505, 515 and 535.

3.9	Properties.

Star Bulk and the Subsidiaries have good and marketable title to all of the assets and properties which they purport to own as reflected on the most recent balance sheet comprising a portion of the Star Bulk Financial Statement, or thereafter acquired (except assets and properties sold or otherwise disposed of since the date of such balance sheet in the ordinary course of business). Star Bulk and the Subsidiaries have a valid leasehold interest in all properties of which it is the lessee and each such lease is valid, binding and enforceable against it, and, to the Knowledge of Star Bulk, the other parties thereto in accordance with its terms, subject to the Enforceability Exception. Neither Star Bulk, the Subsidiaries nor, to Star Bulk’s Knowledge, the other parties thereto are in default in the performance of any material provision thereunder. Neither the whole nor any material portion of the assets of Star Bulk or the Subsidiaries is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to Star Bulk’s Knowledge, has any such condemnation, expropriation or taking been proposed. None of the material assets of Star Bulk or the Subsidiaries is subject to any restriction which would have a Material Adverse Effect on Star Bulk.

3.10	Proxy Statement.

None of the information to be supplied by Star Bulk for inclusion in the Proxy Statement, or in any amendments or supplements thereto, to be distributed to the stockholders of Star Maritime in connection with the meeting of such stockholders (the “Star Maritime Special Meeting”) at the time of the mailing of the Proxy Statement and at the time of the Star Maritime Special Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

3.11	Labor Matters.

Neither Star Bulk nor any Subsidiary is a party to any union contract or other collective bargaining agreement. Star Bulk and the Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and Star Bulk and the Subsidiaries are not engaged in any unfair labor practice. There is no labor strike, slowdown or stoppage pending (or, to the Knowledge of Star Bulk, any labor strike or stoppage threatened) against or affecting Star Bulk or the Subsidiaries. No petition for certification has been filed and is pending before any Governmental Authority with respect to any employees of Star Bulk or the Subsidiaries who are not currently organized.

3.12	Employees.

To Star Bulk’s knowledge, no key employee or group of employees has any plans to terminate employment with Star Bulk or any of the Subsidiaries.

3.13	Financial Statements.

Star Bulk has provided Star Maritime with a draft of the audited consolidated balance sheet dated February 5, 2007 (the “Star Bulk Financial Statement”). The Star Bulk Financial Statement presents fairly, in all material respects, the consolidated financial position and results of operations of Star Bulk and the Subsidiaries as of the dates, period and year indicated, prepared in accordance with GAAP, and to the Knowledge of Star Bulk, in accordance with Regulation S-X, promulgated by the SEC, and, in particular, Rules 1-02 and 3-05 thereunder. Without limiting the generality of the foregoing, (i) as of the date of the consolidated balance sheet comprising a portion of the Star Bulk Financial Statement, there was no material debt, liability or obligation of any nature not reflected or reserved against in the Star Bulk Financial Statement or in the notes thereto required to be so reflected or reserved in accordance with GAAP, and (ii) there are no assets of Star Bulk or the Subsidiaries, the value of which (in the reasonable judgment of Star Bulk) is materially overstated in the Star Bulk Financial Statement. Except as incurred in the ordinary course of business since December 31, 2006, Star Bulk has no known material contingent liabilities (including liabilities for Taxes) other than as contemplated hereunder or in connection herewith. Star Bulk is not a party to any contract or agreement for the forward purchase or sale of any foreign currency and has not invested in any “derivatives.” There will not be any material adverse change to Star Bulk’s Financial Statement.

3.14	Absence of Certain Changes or Events.

Except as set forth in Schedule 3.14 or in connection with this Agreement and the transactions contemplated hereby, since December 31, 2006 there has not been:

(a)    any material adverse change in the financial condition, operations, properties, assets, liabilities or business of Star Bulk;

(b)    any material damage, destruction or loss of any material properties of Star Bulk and the Subsidiaries, whether or not covered by insurance, which would have a Material Adverse Effect on Star Bulk;

(c)    any material change in the manner in which the business of the Company has been conducted, which would have a Material Adverse Effect on Star Bulk;

(d)    any material change in the treatment and protection of trade secrets or other confidential information of Star Bulk and the Subsidiaries, which would have a Material Adverse Effect on Star Bulk; and

(e)    any occurrence not included in paragraphs (a) through (d) of this Section 3.14 which has resulted, or which Star Bulk has reason to believe, could reasonably be expected to result, in a Material Adverse Effect on Star Bulk.

3.15	Dividends and Distributions.

All dividends and other distributions declared and payable on the shares of capital stock of the Subsidiaries may under the current Laws of the Republic of the Marshall Islands be paid in United States dollars and may be freely transferred out of the Marshall Islands and all such dividends and other distributions are not subject to withholding or other taxes under the current laws and regulations of the Republic of the Marshall Islands and are otherwise free and clear of any other Tax, withholding or deduction in, and without the necessity of obtaining any consents, approvals, authorizations, orders, licenses, registrations, clearances and qualifications of or with any Governmental Authority in, the Republic of the Marshall Islands.

3.16	Related Transactions.

No relationship, direct or indirect, exists between or among Star Bulk or either of the Subsidiaries on the one hand, and the directors, officers, shareholders, customers or suppliers of Star Bulk or either of the Subsidiaries on the other hand. Since the date of its incorporation, Star Bulk has not, directly or indirectly, including through any Subsidiary, extended or maintained credit, or arranged for the extension of credit, or renewed or amended any extension of credit, in the form of a personal loan to or for any of its directors or executive officers.

3.17	Investment Company.

Star Bulk is not an “investment company’ or an entity “controlled” by an “investment company”, as such terms are defined in the Investment Company Act of 1940.

3.18	Passive Foreign Investment Company.

To Star Bulk’s best Knowledge, it does not believe it is a Passive Foreign Investment Company (“PFIC”) within the meaning of Section 1296 of the Code, and does not believe it is likely to become a PFIC.

3.19	Insurance.

Star Bulk and each of the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are customary and in accordance with standard industry practice in the businesses in which they are engaged. Neither Star Bulk nor any such Subsidiary has received any notice from any insurance company that any insurance policy has been canceled or that such insurance company intends to cancel any such policy. Neither Star Bulk nor any such Subsidiary has reason to believe that Star Bulk and each Subsidiary will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business.

3.20	Disclosure Controls.

Star Bulk has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), which (i) are designed to ensure that material information relating to Star Bulk, including the Subsidiaries, is made known to Star Bulk’s principal executive officer and its principal financial officer by others within those entities, particularly during the preparation of the Proxy Statement; (ii) have been evaluated for effectiveness as of the date of this Agreement; and (iii) are effective in all material respects to perform the functions for which they were established.

3.21	Absence of Material Weaknesses.

Based on the evaluation of its internal controls over financial reporting, Star Bulk is not aware of (i) any significant deficiency or material weakness in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect its ability to record, process, summarize and report financial information; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting.

3.22	Books, Records and Accounts.

Star Bulk’s books, records and accounts fairly and accurately reflect in all material respects transactions and dispositions of assets by Star Bulk and the Subsidiaries, and to the Knowledge of Star Bulk, the system of internal accounting controls of Star Bulk is sufficient to assure that: (a) transactions are executed in accordance with management’s authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and to maintain accountability for assets; (c) access to assets is permitted only in accordance with management’s authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

3.23	Brokers and Finders.

Star Bulk has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

3.24	No Omissions or Untrue Statements.

No representation or warranty made by Star Bulk to Star Maritime in this Agreement or in any certificate of or Star Bulk officer required to be delivered to Star Maritime pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein in light of the circumstances in which made not misleading as of the date hereof and as of the Closing Date.

Article IV.

REPRESENTATIONS AND WARRANTIES OF STAR MARITIME

Star Maritime hereby represents and warrants to Star Bulk as follows (subject in each case to such exceptions as are set forth or cross-referenced in the attached Schedules corresponding to the Section of the representation or warranty to which such exceptions relate):

4.1	Organization and Qualification.

Star Maritime is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Star Maritime has all requisite corporate power to carry on its business as it is now being conducted and is duly qualified to do business as a foreign corporation and is in good standing in all jurisdictions set forth in Schedule 4.1, and to Star Maritime’s Knowledge, such jurisdictions are the only ones in which the properties owned, leased or operated by Star Maritime or the nature of the business conducted by Star Maritime makes such qualification necessary, except where the failure to qualify (individually or in the aggregate) will not have any Material Adverse Effect on Star Maritime. The copies of the Certificate of Incorporation and By-laws of Star Maritime, as amended to date and delivered to Star Bulk, are true and complete copies of these documents as now in effect. The minute books of Star Maritime are accurate in all material respects.

4.2	Capitalization.

The authorized capital stock of Star Maritime as of the date hereof consists of 100,000,000 shares of common stock, $0.0001 par value per share , of which 29,026,924 shares are issued and outstanding and 1,000,000 shares of preferred shares, $0.0001 par value, none of which are outstanding. In addition, there are authorized, issued and outstanding 20,000,000 Warrants (the “Star Maritime Warrants”) providing for the issuance, upon exercise, of a like number of shares of Star Maritime Common Stock. The Star Maritime Warrants are each exercisable at $8.00 per share and are each callable for redemption by Star Maritime upon the occurrence of certain events specified therein. All of the outstanding securities of Star Maritime are duly authorized, validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any Person. All of the outstanding securities of Star Maritime, including the Star Maritime Shares , and the Star Maritime Warrants, were issued in compliance with all applicable securities laws. No shares of capital stock are held in the treasury of Star Maritime. Other than as stated in this Section 4.2, there are no outstanding subscriptions, options, warrants, calls or rights of any kind issued or granted by, or binding upon Star Maritime, to purchase or otherwise acquire any shares of capital stock of Star Maritime or other securities of Star Maritime. Except as stated in this Section 4.2, there are no outstanding securities convertible or exchangeable, actually or contingently, into shares of Star Maritime Common Stock or other securities of Star Maritime.

4.3	Subsidiaries.

Star Maritime has one subsidiary, Star Bulk. Star Maritime owns all of the issued and outstanding shares of stock of Star Bulk, free and clear of any Liens does not hold any equity interest in any other Person (except indirectly the shares of the Subsidiaries through its ownership of Star Bulk) .

4.4	Authority; Non-Contravention; Approvals.

(a)    Star Maritime has full corporate power and authority to enter into this Agreement and, subject to the Star Maritime Stockholders’ Approval, to consummate the transactions contemplated hereby. Star Maritime’s execution and delivery of this Agreement, and its consummation of the transactions contemplated hereby, have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize its execution and delivery of this Agreement and its consummation of the transactions contemplated hereby, except for the Star Maritime Stockholders’ Approval which will be solicited in accordance with Sections 6.2 and 6.4hereof. This Agreement has been duly and validly executed and delivered by Star Maritime, and constitutes its valid and binding agreement, enforceable against it in accordance with its terms, except that such enforcement may be subject to the Enforceability Exception.

(b)    Star Maritime’s execution and delivery of this Agreement does not, and its consummation of the transactions contemplated hereby will not, violate, conflict with or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the creation of any Lien upon any of its properties or assets under any of the terms, conditions or provisions of (i) its Certificate of Incorporation or By-laws, (ii) subject to obtaining the Star Maritime Stockholders’ Approval, any Law or Order, injunction, writ, permit or license of any Governmental Authority applicable to it or any of its properties or assets, or (iii) any note, bond, mortgage, indenture, deed of trust, license, franchise, permit, concession, contract, lease or other instrument, obligation or agreement of any kind to which it is now a party or by which it or any of its properties or assets may be bound, excluding from the foregoing clauses (ii) and (iii), such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens, security interests, charges or encumbrances that do not, in the aggregate, have a Material Adverse Effect on Star Maritime.

(c)    Except for the filing and clearance of preliminary proxy materials with the SEC pursuant to the Exchange Act, no declaration, filing or registration with, or notice to, or authorization, consent or approval of, any governmental or regulatory body or authority is necessary for Star Maritime’s execution and delivery of this Agreement or its consummation of the transactions contemplated hereby, other than such declarations, filings, registrations, notices, authorizations, consents or approvals which, if not made or obtained, as the case may be, would not, in the aggregate, have a Material Adverse Effect on Star Maritime.

4.5	Contracts Listed; No Default.

All material contracts, agreements, licenses, leases, easements, permits, rights of way, commitments and understandings, written or oral, connected with or relating in any respect to the present or future operations of Star Maritime are, with the exception of this Agreement and the transactions contemplated hereby, described in Star Maritime’s SEC Reports and listed as exhibits thereto (the “Star Maritime Contracts”). The Star Maritime Contracts are valid and binding upon Star Maritime, and to Star Maritime’s Knowledge, the other parties thereto, and are in full force and effect and enforceable in accordance with their terms, subject to the Enforceability Exception and neither Star Maritime, nor to Star Maritime’s Knowledge, any other party to any Star Maritime Contract, has materially breached any provision of, nor has any event occurred which, with the lapse of time or action by a third party, could result in a material default under, the terms thereof. To the Knowledge of Star Maritime, no stockholder of Star Maritime has received any payment in violation of law from any contracting party in connection with or as an inducement for causing Star Maritime to enter into any Star Maritime Contract.

4.6	Litigation.

There is no (i) claim, action, suit or proceeding pending or, to Star Maritime’s Knowledge, threatened against or directly relating to Star Maritime before any Governmental Authority, or (ii) outstanding Order, or application, request or motion therefor, of any Governmental Authority in a proceeding to which Star Maritime or any of its assets was or is a party except, in the case of clauses (i) and (ii) above, such as would not, individually or in the aggregate, either materially impair or preclude Star Maritime’s ability to consummate the Merger or the other transactions contemplated hereby or have a Material Adverse Effect on Star Maritime.

4.7	Taxes.

Star Maritime has duly filed with the appropriate Governmental Authorities all Tax Returns required to be filed by it other than Tax Returns which the failure to file would have no Material Adverse Effect on Star Maritime. All such Tax Returns were, when filed, and are accurate and complete in all material respects and were prepared in conformity with applicable laws and regulations. Star Maritime has paid or will pay in full or has adequately reserved against all Taxes otherwise assessed against it through the Closing Date. Star Maritime is not a party to any pending action or proceeding by any Governmental Authority for the assessment of any Tax, and no claim for assessment or collection of any Tax has been asserted against Star Maritime that has not been paid. There are no Tax Liens upon the assets of Star Maritime (other than Liens for Taxes not yet due and payable). There is no valid basis, to Star Maritime’s Knowledge, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to Star Maritime by any Governmental Authority.

4.8	Employee Plans.

Star Maritime has no employee benefit plans as defined in Section 3(3) of ERISA nor any employment agreements.

4.9	No Violation of Law.

Star Maritime is not in violation of and has not been given notice or been charged with any violation of, any Law, or Order, (including, without limitation, any applicable environmental law, ordinance or regulation) of any Governmental Authority, except for violations which, in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Star Maritime. Star Maritime has not received any written notice that any investigation or review with respect to it by any Governmental Authority is pending or threatened, other than, in each case, those the outcome of which, as far as reasonably can be foreseen, would not reasonably be expected to have a Material Adverse Effect on Star Maritime. Star Maritime has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals necessary to conduct its business as presently conducted, except for those, the absence of which, alone or in the aggregate, would not have a Material Adverse Effect on Star Maritime (collectively, the “Star Maritime Permits”). Star Maritime (a) has duly and timely filed all reports and other information required to be filed with any Governmental Authority in connection with the Star Maritime Permits, and (b) is not in violation of the terms of any of the Star Maritime Permits, except for such omissions or delays in filings, reports or violations which, alone or in the aggregate, would not have a Material Adverse Effect on Star Maritime.

4.10	Properties.

Star Maritime has good and marketable title to all of the assets and properties which it purports to own as reflected on the most recent balance sheet comprising a portion of the Star Maritime Financial Statements or thereafter acquired (except assets and properties sold or otherwise disposed of since the date of such balance sheet in the ordinary course of business). Star Maritime has a valid leasehold interest in all properties of which it is the lessee and each such lease is valid, binding and enforceable against Star Maritime, and, to the knowledge of Star Maritime, the other parties thereto in accordance with its terms, subject to the Enforceability Exception. Neither Star Maritime nor, to Star Maritime’s Knowledge, the other parties thereto are in default in the performance of any material provision thereunder. Neither the whole nor any material portion of the assets of Star Maritime is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Knowledge of Star Maritime, has any such condemnation, expropriation or taking been proposed. None of the material assets of Star Maritime is subject to any restriction which would have a Materially Adverse Effect on Star Maritime.

4.11	Proxy Statement.

None of the information to be supplied by Star Maritime for inclusion in the Proxy Statement, or in any amendments thereof or supplements thereto, at the time of the mailing of the Proxy Statement and at the time of the Star Maritime Special Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

4.12	Business.

Star Maritime, since its formation, has engaged in no business other than to seek to serve as a vehicle for the acquisition of an operating business, and, except for this Agreement, is not a party to any contract or agreement for the acquisition of an operating business. Star Maritime has no employees.

4.13	Financial Statements.

The financial statements of Star Maritime (collectively, the “Star Maritime Financial Statements”) included in Star Maritime’s SEC Reports present fairly, in all material respects, the financial position and results of operations of Star Maritime as of the respective dates, years and periods indicated, prepared in accordance with GAAP, applied on a consistent basis, and to the Knowledge of Star Maritime, in accordance with Regulation S-X of the SEC and, in particular, Rules 1-02 and 3-05 thereunder (subject, in the case of unaudited interim period financial statements, to normal and recurring year-end adjustments which, individually or collectively, are not material to Star Maritime). Without limiting the generality of the foregoing, (i) there is no basis for any assertion against Star Maritime as of the date of the most recent balance sheet comprising a portion of the Star Maritime Financial Statements of any material debt, liability or obligation of any nature not fully reflected or reserved against in the Star Maritime Financial Statements or in the notes thereto required to be so reflected or reserved in accordance with GAAP; and (ii) there are no assets of Star Maritime, the value of which (in the reasonable judgment of Star Maritime) is materially overstated in the Star Maritime Financial Statements. Except as disclosed therein or as incurred in the ordinary course of business since December 31, 2004, Star Maritime has no known material contingent liabilities (including liabilities for Taxes). Star Maritime is not a party to any contract or agreement for the forward purchase or sale of any foreign currency and has not invested in any “derivatives.”

4.14	Star Maritime’s SEC Reports.

The Star Maritime Common Stock has been registered under Section 12 of the Exchange Act on Form 8-A. Since its inception, Star Maritime has filed all reports, registration statements and other documents, together with any amendments thereto, required to be filed under the Securities Act and the Exchange Act, including but not limited to reports on Form 10-K and Form 10-Q, and Star Maritime will file all such reports, registration statements and other documents required to be filed by it from the date of this Agreement to the Closing Date (all such reports, registration statements and documents, including its Form 8-A, filed or to be filed with the SEC, including Star Maritime’s initial registration statement relating to the Star Maritime Common Stock, and the Star Maritime Warrants, with the exception of the Proxy Statement, are collectively referred to as “Star Maritime’s SEC Reports”). As of their respective dates, Star Maritime’s SEC Reports complied or will comply in all material respects with all rules and regulations promulgated by the SEC and did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Neither Star Maritime nor any of its respective directors or officers is the subject of any investigation, inquiry or proceeding before the SEC or any state securities commission or administrative agency.

4.15	Absence of Certain Changes or Events.

Since December 31, 2006 there has not been:

(a) any material adverse change in the financial condition, operations, properties, assets, liabilities or business of Star Maritime;

(b) any material damage, destruction or loss of any material properties of Star Maritime, whether or not covered by insurance, which would have a Materially Adverse Effect on Star Maritime;

(c) any change in the manner in which the business of Star Maritime has been conducted;

(d) any material change in the treatment and protection of trade secrets or other confidential information of Star Maritime, which would have a Materially Adverse Effect on Star Maritime; and

(e) any occurrence not included in paragraphs (a) through (d) of this Section which has resulted, or which Star Maritime has reason to believe, could reasonably be expected to result, in a Material Adverse Effect on Star Maritime.

4.16	Books, Records and Accounts.

Star Maritime’s books, records and accounts fairly and accurately reflect in all material respects transactions and dispositions of assets by Star Maritime, and to the Knowledge of Star Maritime, the system of internal accounting controls of Star Maritime is sufficient to assure that: (a) transactions are executed in accordance with management’s authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, and to maintain accountability for assets; (c) access to assets is permitted only in accordance with management’s authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.17	Disclosure Controls.

Star Maritime has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15 under the Exchange Act), which (i) are designed to ensure that material information relating to Star Maritime is made known to Star Maritime’s principal executive officer and its principal financial officer by others within those entities, particularly during the preparation of the Proxy Statement; (ii) have been evaluated for effectiveness as of the date of this Agreement; and (iii) are effective in all material respects to perform the functions for which they were established.

4.18	Absence of Material Weaknesses.

Based on the evaluation of its internal controls over financial reporting, Star Maritime is not aware of (i) any significant deficiency or material weakness in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect Star Maritime’s ability to record, process, summarize and report financial information; or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls over financial reporting.

4.19	Brokers and Finders.

Star Maritime has not employed any investment banker, broker, finder or intermediary in connection with the transactions contemplated by this Agreement which would be entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated hereby.

4.20	No Omissions or Untrue Statements.

No representation or warranty made by Star Maritime to Star Bulk in this Agreement, any Schedules thereto or in any certificate of a Star Maritime officer required to be delivered to Star Bulk pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein in light of the circumstances in which made not misleading as of the date hereof and as of the Closing Date.

Article V.

CONDUCT OF BUSINESS PENDING THE MERGER

5.1	Conduct of Business Prior to Effective Time.

Each of Star Maritime and Star Bulk, as applicable, hereby covenants and agrees as follows, from and after the date of this Agreement and until the Effective Time, except as specifically consented to in writing by the other party:

(a)    It shall conduct its business in the ordinary and usual course of business and consistent with past practice;

(b)    It shall not (i) split, combine or reclassify its outstanding capital stock or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise, (ii) spin-off any assets or businesses, (iii) engage in any transaction for the purpose of effecting a recapitalization, or (iv) engage in any transaction or series of related transactions which has a similar effect to any of the foregoing;

(c)    It shall not issue, sell, pledge or dispose of, or agree to issue, sell, pledge or dispose of, any additional shares of, or any options, warrants or rights of any kind to acquire any shares of its capital stock of any class or any debt or equity securities convertible into or exchangeable for such capital stock or amend or modify the terms and conditions of any of the foregoing, provided, however, that it may issue shares upon exercise of outstanding options, warrants or stock purchase rights;

(d)    It shall not (i) redeem, purchase, acquire or offer to purchase or acquire any shares of its capital stock, other than as required by the governing terms of such securities, (ii) take or fail to take any action which action or failure to take action would cause it or its stockholders (except to the extent that any stockholders receive cash in lieu of fractional shares) to recognize gain or loss for Tax purposes as a result of the consummation of the Merger, (iii) make any acquisition of any material assets (except in the ordinary course of business) or businesses, (iv) sell any material assets (except in the ordinary course of business) or businesses, or (v) enter into any contract, agreement, commitment or arrangement to do any of the foregoing;

(e)    It shall use reasonable efforts to preserve intact its business organization and goodwill, keep available the services of its present officers and key employees, and preserve the goodwill and business relationships with suppliers, distributors, customers, and others having business relationships with it, and not engage in any action, directly or indirectly, with the intent to impact adversely the transactions contemplated by this Agreement;

(f)    It shall confer on a regular basis with one or more representatives of the other to report on material operational matters and the general status of ongoing operations; and

(g)    It shall file with the SEC all forms, statements, reports and documents (including all exhibits, amendments and supplements thereto) required to be filed by it pursuant to the Exchange Act.

5.2	No Solicitation.

(a)    Star Bulk agrees that, prior to the Effective Time or the termination or abandonment of this Agreement, that it shall not, and shall not give authorization or permission to any of Star Bulk’s directors, officers, employees, agents or representatives to, and each shall use all reasonable efforts to see that such persons do not, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing information) any merger, consolidation, other business combination involving Star Bulk or any of the Subsidiaries, acquisition of all or any substantial portion of the assets or capital stock of Star Bulk or any of the Subsidiaries or inquiries or proposals concerning or which may reasonably be expected to lead to any of the foregoing (an “Star Bulk Acquisition Transaction”) or negotiate, explore or otherwise knowingly communicate in any way with any third party (other than Star Maritime or its Affiliates) with respect to any Star Bulk Acquisition Transaction or enter into any agreement, arrangement or understanding requiring Star Bulk to abandon, terminate or fail to consummate the Merger or any other transaction expressly contemplated by this Agreement, or contemplated to be a material part thereof. Star Bulk shall advise Star Maritime in writing of any bona fide inquiries or proposals relating to any Star Bulk Acquisition Transaction within one business day following receipt by Star Bulk of any such inquiry or proposal. Star Bulk shall also promptly advise any person seeking an Star Bulk Acquisition Transaction that it is bound by the provisions of this Section 5.2(a).

(b)    Star Maritime agrees that, prior to the Effective Time or the termination or abandonment of this Agreement, Star Maritime shall not give authorization or permission to any of its directors, officers, employees, agents or representatives to, and each shall use all reasonable efforts to see that such persons do not, directly or indirectly, solicit, initiate, facilitate or encourage (including by way of furnishing or disclosing information) any merger, consolidation, other business combination involving Star Maritime, acquisition of all or any substantial portion of the assets or capital stock of Star Maritime, or inquiries or proposals which may reasonably be expected to lead to any of the foregoing (a “Star Maritime Acquisition Transaction”) or negotiate, explore or otherwise knowingly communicate in any way with any third party with respect to any Star Maritime Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction expressly contemplated by this Agreement, or contemplated to be a material part thereof. Star Maritime shall advise Star Bulk in writing of any bona fide inquiries or proposals relating to a Star Maritime Acquisition Transaction, within one business day following Star Maritime’s receipt of any such inquiry or proposal. Star Maritime shall also promptly advise any person seeking a Star Maritime Acquisition Transaction that it is bound by the provisions of this Section 5.2(b).

Article VI.

ADDITIONAL AGREEMENTS

6.1	Access to Information.

Each of Star Maritime and Star Bulk shall afford to the other and the other’s accountants, counsel, financial advisors and other representatives reasonable access during normal business hours throughout the period prior to the Effective Time to all properties, books, contracts, commitments and records (including, but not limited to, Tax Returns) of it and, during such period, shall furnish promptly (a) a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws or filed by it during such period with the SEC in connection with the transactions contemplated by this Agreement or which may have a Material Adverse Effect on it and (b) such other information concerning its business, properties and personnel as the other shall reasonably request; provided, however, that no investigation pursuant to this Section 6.1 shall affect any representation or warranty made herein or the conditions to the obligations of the respective parties to consummate the Merger. All non-public documents and information furnished to Star Maritime or Star Bulk, as the case may be, in connection with the transactions contemplated by this Agreement shall be deemed to have been received, and shall be held by the recipient, in confidence, except that Star Maritime and Star Bulk, as applicable, may disclose such information as may be required under applicable Law or as may be necessary in connection with the preparation of the Proxy Statement. Each party shall promptly advise the others, in writing, of any change or the occurrence of any event after the date of this Agreement and prior to the Effective Time having, or which, insofar as can reasonably be foreseen, in the future would reasonably be expected to have, any Material Adverse Effect on Star Bulk or Star Maritime, as applicable.

6.2	Star Bulk Registration Statement.

(a)    Star Bulk covenants and agrees to file with the SEC as soon as shall be reasonably practicable following the date of this Agreement (provided Star Maritime shall have supplied Star Bulk with the Proxy Statement to be included therein), at its sole cost and expense, a registration statement on Form F-1/F-4 or comparable form (the “Star Bulk Registration Statement”) which shall include a joint proxy statement/prospectus (the “Proxy Statement”) relating to the solicitation of the Star Maritime Stockholders’ Approval of, and covering the issuance of the Star Bulk Shares in, the Merger, the Star Bulk Warrants and the shares of Star Bulk common stock underlying the Star Bulk Warrants. Star Bulk shall use all reasonable best efforts to have the Star Bulk Registration Statement declared effective by the SEC as promptly as practicable thereafter. Star Bulk shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities Laws in connection with the issuance of Star Bulk Shares and the Star Bulk Warrants in the Merger. No filing of, or amendment or supplement to, or correspondence to the SEC or its staff with respect to, the Star Bulk Registration Statement or the Proxy Statement will be made by Star Bulk, without providing Star Maritime a reasonable opportunity to review and comment thereon. Star Bulk will advise Star Maritime, promptly after it receives notice thereof, of the time when the Star Bulk Registration Statement has become effective or any supplement or amendment has been filed to the Star Bulk Registration Statement or the Proxy Statement, the issuance of any stop order, the suspension of the qualification of Star Bulk Shares issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Star Bulk Registration Statement, the Proxy Statement or comments thereon and responses thereto or requests by the SEC for additional information. If at any time prior to the Effective Time any information relating to Star Maritime or Star Bulk, or any of their respective Affiliates, officers or directors, should be discovered by Star Maritime or Star Bulk which should be set forth in an amendment or supplement to any of the Star Bulk Registration Statement or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by law, disseminated to the stockholders of Star Maritime.

(b)    Star Maritime and Star Bulk shall promptly furnish to each other all information, and take such other actions, as may reasonably be requested in connection with any action by any of them in connection with the preparation and filing of the Star Bulk Registration Statement and the Proxy Statement and shall cooperate with one another and use their respective best efforts to facilitate the expeditious consummation of the transactions contemplated by this Agreement.

6.3	SEC Filings by Star Maritime.

Star Maritime shall file with the SEC, as soon as reasonably practicable following the filing of the Star Bulk Registration Statement, any document required to be filed by it in connection with the Merger and the Star Maritime Stockholders’ Approval contemplated by this Agreement, including, without limitation, any documents required under the SEC’s Regulation 14A.

6.4	Stockholders’ Approval.

Star Maritime shall use its reasonable best efforts to obtain Star Maritime stockholder approval and adoption of this Agreement and the transactions contemplated hereby (the “Star Maritime Stockholders’ Approval”), as soon as practicable in accordance with applicable Delaware law and the Star Maritime Bylaws following the date on which the Star Bulk Registration Statement is declared effective by the SEC, as follows: (i)  the Merger shall have been approved by a majority of Star Maritime Shares issued and outstanding and entitled to vote thereon; (ii)  the Merger shall have been approved by a majority of the Transaction Shares (as defined below), including the Private Placement Shares (as defined below); and (iii)  holders of less than 6,600,000 Star Maritime Shares, such number representing 33.0% of the Transaction Shares, vote against the Merger and elect to exercise redemption rights. “Transaction Shares” shall mean (i) the 18,867,500 Star Maritime Shares issued as part of the units sold in Star Maritime’s initial public offering which closed on December 21, 2005; and (ii) the 1,132,500 Star Maritime Shares acquired by certain officers and directors of Star Maritime in the private placement which closed on December 15, 2005 (the “Private Placement”). Holders of the Private Placement Shares have agreed to vote such shares in favor of the Merger. Star Maritime shall, through its board of directors, recommend to the holders of Star Maritime Common Stock approval of this Agreement and the transactions contemplated by this Agreement. Prokopios (Akis) Tsirigakis, George Syllantavos, Petros Pappas, Koert Erhardt and Tom Søfteland (the “Star Maritime Directors”), in their capacities as members of the board of directors of Star Maritime but subject to their fiduciary duty to the stockholders of Star Maritime, in connection with the solicitation of proxies pursuant to the Proxy Statement, shall unanimously recommend the approval and adoption of the Merger and this Agreement by the stockholders of Star Maritime.

6.5	Stock Exchange Listing/Exchange Act Listing.

Star Maritime and Star Bulk shall each use its reasonable best efforts to file, at or before the Effective Time, authorization for listing of the Star Bulk Shares and the Star Bulk Exchange Securities on the NASDAQ National Market (the “Stock Exchange Listing”). In addition, Star Bulk shall, as soon as reasonably practicable, file a registration statement under the Exchange Act and use its reasonable best efforts to cause the SEC to declare such registration statement effective with respect to the listing of the Star Bulk Shares issued in the Merger, the Star Bulk Warrants and the shares of Star Bulk common stock underlying the Star Bulk Exchange Securities (the “Exchange Act Listing”).

6.6	Star Maritime Warrants.

At the Effective Time, Star Bulk shall assume each Star Maritime Warrant in accordance with the terms of the agreement under which it was issued and all rights with respect to Star Maritime Shares under each Star Maritime Warrant then outstanding shall be converted into and become Star Bulk. Accordingly, after the Effective Time, each holder of Star Bulk Warrants at the time of exercise shall receive a number of Star Bulk Shares (rounded up to the nearest whole share) equal to the number of shares of Star Maritime Share subject to such Star Maritime Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio at an exercise price per Star Bulk Share (rounded up to the nearest whole cent) equal to the exercise price in effect prior to the Effective Time divided by the Exchange Ratio. The Star Bulk Warrants shall contain the same terms, conditions and restrictions that were applicable to the Star Maritime Warrants. Prior to the Effective Time, Star Bulk shall take all necessary action to assume as of the Effective Time all obligations undertaken by Star Bulk under this Section 6.6, including the reservation, issuance and listing of a number of Star Bulk Shares at least equal to the number of Star Bulk Shares subject to the assumed Star Maritime Warrants.

6.7	Agreement to Cooperate.

Subject to the terms and conditions herein provided, each of the parties hereto shall cooperate and use their respective best efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its reasonable efforts to obtain all necessary or appropriate waivers, consents and approvals to effect all necessary registrations, filings and submissions and to lift any injunction or other legal bar to the Merger (and, in such case, to proceed with the Merger as expeditiously as possible), subject, however, to obtaining the Star Maritime Stockholders’ Approval; and provided that nothing in this Section 6.7 shall affect any responsibility or obligation specifically allocated to any party in this Agreement.

6.8	Corrections to the Proxy Statement and the Star Bulk Registration Statement.

Prior to the Closing Date, each of Star Bulk and Star Maritime shall correct promptly any information provided by it to be used specifically in the Proxy Statement and the Star Bulk Registration Statement that shall have become false or misleading in any material respect and shall take all steps necessary to file with the SEC and have cleared by the SEC any amendment or supplement to the Proxy Statement and the Star Bulk Registration Statement so as to correct the same and to cause appropriate dissemination thereof to the stockholders of Star Maritime, to the extent required by applicable Law.

6.9	Disclosure Supplements.

From time to time prior to the Closing Date, and in any event immediately prior to the Closing Date, each of Star Maritime and Star Bulk shall promptly supplement or amend its Schedules hereto with respect to any matter hereafter arising that, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in such Schedule or that is necessary to correct any information in such Schedule that is or has become inaccurate. Notwithstanding the foregoing, if any such supplement or amendment discloses a Material Adverse Effect, the conditions to the other party’s obligations to consummate the Merger set forth in Article VII hereof shall be deemed not to have been satisfied.

Article VII.

CONDITIONS

7.1	Conditions to Each Party’s Obligations to Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:

(a)    Star Maritime shall have obtained the Star Maritime Stockholders’ Approval;

(b)    The Star Bulk Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order;

(c)    The Star Bulk Shares issuable to Star Maritime’s stockholders pursuant to Section 2.9 hereof, the Star Bulk Warrants issuable to Star Maritime shareholders pursuant to Section 2.10 hereof and the Star Bulk Shares issuable upon exercise of such Star Bulk Warrants shall have been approved for the Stock Exchange Listing and the Exchange Act Listing, subject to any notice of issuance or similar requirement.

(d)    The Vessel Acquisition Agreements shall be in full force and effect;

(e)    No preliminary or permanent injunction or other order or decree by any Governmental Authority which prevents or materially burdens the consummation of the Merger shall have been issued and remain in effect (each party agreeing to use its reasonable efforts to have any such injunction, order or decree lifted);

(f)    No action shall have been taken, and no statute, rule or regulation shall have been enacted, by any Governmental Authority, which would prevent or materially burden the consummation of the Merger;

(g)    All consents, orders and approvals legally required for the consummation of the Merger and the transactions contemplated hereby shall have been obtained and be in effect at the Effective Time without any material limitations or conditions.

7.2	Conditions to Obligations of Star Bulk to Effect the Merger.

Unless waived by Star Bulk, the obligation of Star Bulk to effect the Merger shall also be subject to the fulfillment at or prior to the Closing Date of the following additional conditions:

(a)    Star Maritime shall have performed in all material respects its agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Star Maritime contained in this Agreement shall be true and correct in all material respects (except for those representations and warranties which are themselves limited by a reference to materiality, which shall be true and correct in all respects other than as modified) on and as of (i) the date made and (ii) the Closing Date (in each case except in the case of representations and warranties expressly made solely with reference to a particular date which shall be true and correct in all material respects as of such date); and Star Bulk shall have received a certificate of the president of Star Maritime to that effect;

(b)    Since the date of this Agreement there shall not have been any Material Adverse Effect with respect to Star Maritime, the likelihood of which was not previously disclosed to Star Bulk by Star Maritime as contemplated by this Agreement and Star Maritime shall have engaged in no business activity since the date of its incorporation other than conducting a public offering of its securities and, thereafter, seeking to effect a merger or similar business combination with an operating business;

(c)    Star Bulk shall have received a certificate from the corporate Secretary of Star Maritime, together with a certified copy of the resolutions duly authorized by Star Maritime’s board of directors authorizing the Merger and, if applicable, the transactions contemplated by this Agreement;

(d)    Star Bulk shall have received a certificates of good standing for Star Maritime from the Secretary of State of the State of Delaware dated as of a date that is within five (5) days of the Closing Date;

(e)    Star Maritime shall have furnished to Star Bulk such additional certificates and other customary closing documents as Star Bulk may have reasonably requested as to any of the conditions set forth in this Section 7.2;

(f)    At Closing, the Star Maritime capitalization shall be unchanged from that set forth in Section 4.2;

(g)    Star Maritime shall have conducted the operation of its business in material compliance with all applicable Laws and all approvals required of Star Maritime under applicable law to enable Star Maritime to perform its obligations under this Agreement shall have been obtained; and

(h)    All corporate proceedings of Star Maritime in connection with the Merger and the other transactions contemplated by this Agreement and all agreements, instruments, certificates, and other documents delivered to Star Bulk by or on behalf of Star Maritime pursuant to this Agreement shall be reasonably satisfactory to Star Bulk and its counsel.

7.3	Conditions to Obligations of Star Maritime to Effect the Merger.

Unless waived by Star Maritime, the obligations of Star Maritime to effect the Merger shall also be subject to the fulfillment at or prior to the Closing Date of the additional following conditions:

(a)    Star Bulk shall have performed in all material respects their agreements contained in this Agreement required to be performed on or prior to the Closing Date and the representations and warranties of Star Bulk contained in this Agreement shall be true and correct in all material respects (except for those representations and warranties which are themselves limited by a reference to materiality, which shall be true and correct in all respects, other than as modified) on and as of (i) the date made and (ii) the Closing Date (in each case except in the case of representations and warranties expressly made solely with reference to a particular date which shall be true and correct in all material respects as of such date); and Star Maritime shall have received a certificate of the president of Star Bulk to that effect;

(b)    Star Maritime shall have received an opinion from Seward & Kissel LLP, U.S. counsel to Star Maritime, dated the Closing Date, in form and substance reasonably satisfactory to Star Maritime, which shall include, among other things, an opinion that (i) the Merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code, (ii) each of Star Bulk and Star Maritime will be treated as a "party to a reorganization" within the meaning of Section 368(b) of the Code, and (iii) neither Star Maritime nor the stockholders of Star Maritime (except to the extent of any cash received by such stockholders) will recognize any taxable gain or loss for U.S. federal income tax purposes upon consummation of the Merger.

(c)    Star Maritime shall have received a certificate from the president of Star Bulk that the Vessel Acquisition Agreements are in full force and effect;

(d)    Immediate prior to Closing, Star Bulk’s capitalization shall be unchanged from that as set forth in Section 3.3;

(e)    Star Maritime shall have received a certificate of the corporate Secretary of Star Bulk together with a certified copy of the resolutions duly authorized by the board of directors and the sole Star Bulk shareholder authorizing the Merger and the transactions contemplated by this Agreement;

(f)    Star Maritime shall have received a certificate of good standing for Star Bulk from the Registrar of Corporations of the Republic of the Marshall Islands dated as of a date that is within five (5) days of the Closing Date;

(g)    Star Bulk shall have furnished to Star Maritime such additional certificates and other customary closing documents as Star Maritime may have reasonably requested as to any of the conditions set forth in this Section 7.3;

(h)    Since the date of this Agreement there shall not have been any Material Adverse Effect with respect to Star Bulk, the likelihood of which was not previously disclosed to Star Maritime by Star Bulk;

(i)    Star Bulk shall have amended its Articles of Incorporation and By-laws on terms reasonably satisfactory to Star Maritime, including, but not limited to, removing any ability of such company to issue bearer shares, and such documents shall be in full force and effect;

(j)    Star Bulk shall be the sole registered and beneficial shareholder of the Subsidiaries;

(k)    Star Maritime shall be the sole registered and beneficial shareholder of Star Bulk; and

(l)    All corporate proceedings of Star Bulk in connection with the Merger and the other transactions contemplated by this Agreement and all agreements, instruments, certificates and other documents delivered to Star Maritime by or on behalf of Star Bulk pursuant to this Agreement shall be in substantially the form called for hereunder or otherwise reasonably satisfactory to Star Maritime and its counsel.

Article VIII.

TERMINATION, AMENDMENT AND WAIVER

8.1	Termination.

This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the stockholders of Star Maritime:

(a)    by mutual consent in writing of Star Maritime and Star Bulk;

(b)    unilaterally upon written notice by Star Maritime to Star Bulk in the event a material breach of any material representation or warranty of Star Bulk contained in this Agreement (unless such breach shall have been cured within ten (10) days after the giving of such notice by Star Maritime), or the willful failure of Star Bulk to comply with or satisfy any material covenant or condition of Star Bulk contained in this Agreement; or

(c)    unilaterally upon written notice by Star Bulk to Star Maritime in the event of a material breach of any material representation or warranty of Star Maritime contained in this Agreement (unless such breach shall have been cured by Star Maritime within ten (10) days after the giving of such notice by Star Bulk), or Star Maritime’s willful failure to comply with or satisfy any material covenant or condition of Star Maritime contained in this Agreement, or if Star Maritime fails to obtain the Star Maritime Stockholders’ Approval.

8.2	Effect of Termination.

In the event of termination of this Agreement by either Star Maritime or Star Bulk, as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no further obligation on the part of either Star Bulk or Star Maritime (except as set forth in the penultimate sentence of Section 6.1 (with respect to confidential and nonpublic information) and Section 8.5, which shall survive such termination). Nothing in this Section 8.2 shall relieve any party from liability for any breach of this Agreement.

8.3	Amendment.

This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto and in compliance with applicable law.

8.4	Waiver.

At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant thereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

8.5	Expenses.

Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, except as otherwise specifically provided for herein.

Article IX.

GENERAL PROVISIONS

9.1	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally (effective upon delivery), sent by a reputable overnight courier service for next business day delivery (effective the next business day) or sent via facsimile (effective upon receipt of the telecopy in complete, readable form) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)    If to Star Maritime to:

Star Maritime Acquisition Corp.
103 Foulk Road
Wilmington, DE 19803

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Robert E. Lustrin, Esq.
FAX: (212) 480-8421

(b)    If to Star Bulk , to:

Star Bulk Carriers Corp.
40 Ag. Konstantinou Avenue
Aethrion Center, Suite B34
Maroussi 15124
Athens, Greece

with a copy to:
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attention: Robert E. Lustrin, Esq.
FAX: (212) 480-8421

9.2	Interpretation.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

9.3	Miscellaneous.

This Agreement (including the documents and instruments referred to herein) (i) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof; (ii) shall not be assigned by contract, operation of law or otherwise, and any attempt to do so shall be void; and (iii) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of New York (without giving effect to the provisions thereof relating to conflicts of law).

9.4	Submission to Jurisdiction.

Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the non-exclusive jurisdiction of the Supreme Court of the State of New York sitting in the Borough of Manhattan in The City of New York and of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan in The City of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to any matter set forth in this Agreement, and each of the parties hereto hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such New York State or Federal court. Star Maritime and Star Bulk hereby irrevocably waive, to the fullest extent that they may legally do so, the defense of an inconvenient forum to the maintenance of such action or proceeding. Star Maritime and Star Bulk irrevocably consent to the service of any and all process in any action or proceeding by the delivery of copies of such process to it at its notice address in Section 9.1. Star Maritime and Star Bulk agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

9.5	Waiver of Jury Trial.

THE PARTIES HEREBY IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY (BUT NO OTHER JUDICIAL REMEDIES) IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

9.6	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. In pleading or proving this Agreement, it shall not be necessary to produce or account for more than one fully executed original.

9.7	Benefits of Agreement.

Nothing in this Agreement, expressed or implied, shall give to any Person, other than the parties hereto and their successors hereunder, and the stockholders of Star Maritime, any benefit or any legal or equitable right, remedy or claim under this Agreement.

9.8	Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement, except as otherwise provided in Section 9.7 of this Agreement.

9.9	Captions.

The captions of sections and subsections of this Agreement are for reference only, and shall not affect the interpretation or construction of this Agreement.

IN WITNESS WHEREOF, Star Maritime, and Star Bulk have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

STAR MARITIME ACQUISITION CORP.

By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis Title: Chairman, Chief Executive Officer and President

STAR BULK CARRIERS CORP.

By:	/s/ Prokopios Tsirigakis
Name: Prokopios Tsirigakis Title: President

SCHEDULE 2.5

Directors of Surviving Corporation

Prokopios (Akis) Tsirigakis

George Syllantavos

Petros Pappas

Nobu Su

Peter Espig

Koert Erhardt

Tom Søfteland

SCHEDULE 2.6

Star Bulks Shares Post Merger

	Securities Outstanding Immediately Before Merger	Securities Outstanding Immediately After Merger[1]
Star Maritime common shares	29,026,924	0
Star Maritime preferred shares	0	0
Star Maritime warrants	20,000,000	0
Star Bulk common shares	500[2]	29,026,924
Star Bulk preferred shares	0	0
Star Bulk warrants	0	20,000,000

1 Assumes all outstanding securities in Star Maritime and Star Bulk are exchanged for, or converted to, Star Bulk Shares.
2 Cancelled in merger.

SCHEDULE 3.1

Jurisdictions In Which Star Bulk Is Qualified

Marshall Islands.

SCHEDULE 3.5(a)

Material Agreements Of Star Bulk

Supplemental Agreement dated January 12, 2007 by and among Star Maritime, Star Bulk and TMT.

Memorandum of Agreement relating to the A Duckling dated January 12, 2007 between Star Bulk Carriers Corp., as buyer, and A Duckling Corporation, as seller.

Memorandum of Agreement relating to the B Duckling dated January 12, 2007 between Star Bulk Carriers Corp., as buyer, and B Duckling Corporation, as seller.

Memorandum of Agreement relating to the C Duckling dated January 12, 2007 between Star Bulk Carriers Corp., as buyer, and C Duckling Corporation, as seller.

Memorandum of Agreement relating to the F Duckling dated January 12, 2007 between Star Bulk Carriers Corp., as buyer, and F Duckling Corporation, as seller.

Memorandum of Agreement relating to the G Duckling dated January 12, 2007 between Star Bulk Carriers Corp., as buyer, and G Duckling Corporation, as seller.

Memorandum of Agreement relating to the I Duckling dated January 12, 2007 between Star Bulk Carriers Corp., as buyer, and I Duckling Corporation, as seller.

Memorandum of Agreement relating to the J Duckling dated January 12, 2007 between Star Bulk Carriers Corp., as buyer, and J Duckling Corporation, as seller.

Memorandum of Agreement relating to the Mommy Duckling dated January 12, 2007 between Star Bulk Carriers Corp., as buyer, and Mommy Management Corp., as seller.

SCHEDULE 3.14

Material Adverse Changes

None.

SCHEDULE 4.1

Jurisdictions In Which Star Maritime Is Qualified

Delaware.

Exhibit 99.2

PRESS RELEASE Star Maritime Acquisition Corp. 103 Foulk Road Wilmington, Delaware 19803 www.starmaritimecorp.com FOR IMMEDIATE RELEASE March 15, 2007
Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com
www.capitallink.com

STAR MARITIME ACQUISITION CORP. AND STAR BULK CARRIERS CORP. ANNOUNCE THE FILING OF PRELIMINARY PROXY MATERIAL AND PROSPECTUS WITH THE SEC

New York, New York, March 15, 2007—Star Maritime Acquisition Corp. (AMEX:SEA), Delaware corporation (“Star Maritime”), and its wholly-owned subsidiary Star Bulk Carriers Corp., a Marshall Islands corporation (“Star Bulk”), announced today the filing with the Securities and Exchange Commission of a preliminary proxy statement of Star Maritime seeking approval of the merger of Star Maritime with and into Star Bulk with Star Bulk as the surviving corporation (the “Redomiciliation Merger”), and a registration statement of Star Bulk containing a prospectus for the registration of shares of Star Bulk that will be issued in exchange for shares of Star Maritime in the Redomiciliation Merger. The consummation of the merger is subject to, among other things, obtaining the requisite approval of the stockholders of Star Maritime at a special meeting.

Star Maritime is a blank check company formed to acquire, through a merger, capital stock exchange, asset acquisition or similar business combination, one or more businesses in the shipping industry. In December 2005, Star Maritime through its initial public offering raised approximately $188.7 million, which was deposited in a trust account, and $11.3 million in a private placement to certain officers and directors and dedicated its time since the initial public offering to seeking and evaluating business combination opportunities.

Definitive Agreements to Acquire the Initial Fleet of Eight Vessels:

Star Bulk has entered into definitive agreements to acquire a fleet of eight drybulk carriers consisting of two Capesize, one Panamax and five Supramax drybulk carriers with an average age of approximately 10 years and a combined cargo-carrying capacity of 691,213 deadweight tons from certain wholly-owned subsidiaries of TMT Co., Ltd. (“TMT”), a global shipping company with management headquarters in Taiwan. The aggregate purchase price is $345,237,520, consisting of $224,500,000 in cash and 12,537,645 shares of Star Bulk’s common stock.

Star Bulk's acquisition of the eight drybulk carriers from TMT is contingent upon the approval of the Redomiciliation Merger, following which Star Maritime will be merged out of existence and Star Bulk will be governed by the laws of the Republic of the Marshall Islands.

The Initial Fleet Agreed to be Acquired:

Set forth below is summary information for Star Bulk’s initial fleet. TMT has procured charters with third parties for four of the eight vessels in accordance with the acquisition agreements. Subsidiaries of Star Bulk have entered into time charter agreements with TMT for an additional two of the eight vessels.

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TMT Vessel	To be renamed	Type	DWT	Year Built	Time Charter Term	Daily Time Charter Hire Rate
A Duckling	Star Alpha	Capesize	175,075	1992	3 years	$ 47,500
B Duckling	Star Beta	Capesize	174,691	1993	Spot	N/A
C Duckling	Star Gamma	Supramax	53,098	2002	1 year	$ 28,500
F Duckling	Star Delta	Supramax	52,434	2000	2 years	$ 25,800
G Duckling	Star Epsilon	Supramax	52,402	2001	2 years	$ 25,550
I Duckling	Star Zita	Supramax	52,994	2003	1 year	$ 30,500
J Duckling	Star Theta	Supramax	52,425	2003	Spot	N/A
Mommy Duckling	Star Iota	Panamax	78,585	1983	1 year	$ 18,000

Star Bulk has received indication letters from international shipping lenders that will, subject to the approval of the Redomiciliation Merger, provide Star Bulk with a credit facility of up to $120,000,000 with a minimum eight-year term and secured by the vessels that Star Bulk has agreed to acquire from TMT. Star Bulk intends to draw down approximately $40,000,000 under the credit facility to fund a portion of the cash consideration portion of the aggregate purchase price of the vessels in the initial fleet. Any excess un-drawn funds under the credit facility will be used to replenish funds from the Trust Account used for redeeming shareholders, if any, with the remainder of the funds used for additional vessel acquisitions and to provide working capital.

Star Bulk’s Anticipated Dividend Policy:

Star Bulk currently intends to pay quarterly dividends to the holders of its common shares, in February, May, August and November, in amounts that will allow it to retain a portion of its cash flows to fund vessel or fleet acquisitions, and for debt repayment and dry-docking costs, as determined by its board of directors. Star Bulk expects that the quarterly dividend for its first full quarter of operations will be $0.325 per share.

Completion of the Redomiciliation Merger:

Star Maritime expects to consummate the Redomiciliation Merger during the third quarter of 2007.

The Board of Directors of Star Maritime has unanimously approved the Redomiciliation Merger. Star Maritime cannot complete the Redomiciliation Merger unless (1) the holders of at least a majority of the issued and outstanding shares of Star Maritime entitled to vote at the special meeting vote in favor of the Redomiciliation Merger; (2) holders of at least a majority of the shares issued in the initial public offering and private placement vote in favor of the Redomiciliation Merger; and (3) holders of less than 6,600,000 shares of common stock, such number representing 33.0% of the 20,000,000 shares of Star Maritime common stock issued in the initial public offering and private placement, vote against the Redomiciliation Merger and exercise their redemption rights to have their shares redeemed for cash.

Star Maritime’s senior executive officers and two of its directors have agreed to vote an aggregate of 1,132,500 shares owned by them and any shares they may acquire in the future in favor of the Redomiciliation Merger. All of our officers and directors have agreed to vote an aggregate of 9,026,924 shares owned by then in accordance with the vote of the holders of a majority of the shares issued in the initial public offering and the private placement.

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Following the Redomiciliation Merger, each outstanding share of Star Maritime common stock, par value $0.0001 per share, will be converted into the right to receive one share of Star Bulk common stock, par value $0.01 per share, and each outstanding warrant of Star Maritime will be assumed by Star Bulk with the same terms and restrictions except that each warrant will be exercisable for common stock of Star Bulk. Each warrant entitles the registered holder to purchase one share of our common stock at a price of $8.00 per share, subject to adjustment, at any time commencing on the completion of a business combination. Following the effectiveness of the Redomiciliation Merger, the warrants will become exercisable. The warrants will expire on December 16, 2009 at 5:00 p.m., New York City time.

Following the Redomiciliation Merger, Star Bulk will have outstanding 41,564,569 shares of common stock, assuming that no stockholders vote against the Redomiciliation Merger and exercise redemption rights to have their shares redeemed for cash. In addition, Star Bulk will have 20,000,000 shares of common stock reserved for issuance upon the exercise of the warrants. Star Bulk will apply to have its common stock and warrants listed on the NASDAQ Global Market under the symbols “SBLK” and “SBLKW” respectively.

As provided in Star Maritime’s Certificate of Incorporation, holders of Star Maritime common stock have the right to redeem their shares for cash if such stockholder votes against the Redomiciliation Merger, elects to exercise redemption rights and the Redomiciliation Merger is approved and completed.

Following the Redomiciliation Merger, TMT and its affiliates are expected to own between 30.2% and 35.9% of Star Bulk’s outstanding common stock, depending on the number of shares redeemed for cash. Under certain circumstances, in the future, Star Bulk may issue up to an additional 1,606,962 shares of common stock to TMT (the “Additional Stock”). Assuming applicable conditions to issuance are satisfied after giving effect to the issuance of the Additional Stock, TMT and its affiliates are expected to own between 32.8% and 38.7% of the Star Bulk’s outstanding common stock, depending on the number of shares redeemed for cash.

Non-Completion of the Redomiciliation Merger:

If Star Maritime does not complete the Redomiciliation Merger or another business combination transaction by December 21, 2007, Star Maritime will be liquidated and will distribute to all holders of shares issued in the initial public offering in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, including any interest (net of any taxes payable) not previously released from the trust account, plus any remaining net assets. Star Maritime’s officers and directors have agreed to waive their respective rights to participate in any liquidation distribution should Star Maritime fail to consummate a business combination transaction with respect to an aggregate of 10,159,424 shares of common stock owned by them. In the event of our liquidation, Star Maritime would not distribute funds from the trust account with respect to the Star Maritime warrants, which would expire.

Forward-Looking Statements

The information in this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding: (1) the delivery and operation of assets of Star Bulk; (2) Star Bulk’s future operating or financial results; (3) future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; (4) drybulk market trends, including charter rates and factors affecting vessel supply and demand; and (5) other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning.

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Such forward looking statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Star Maritime and Star Bulk’s examination of historical operating trends, data contained in their records and other data available from third parties. Although Star Maritime and Star Bulk believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond their control, Star Maritime and Star Bulk cannot assure you that Star Maritime or Star Bulk will achieve or accomplish these expectations, beliefs or projections. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of Star Maritime to obtain the requisite stockholder approval, failure of a seller to deliver one or more vessels, the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in Star Bulk’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Additional factors that could cause Start Maritime’s and Star Bulk’s results to differ materially from those described in the forward-looking statements can be found in Star Maritime’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) and Star Bulk’s Registration Statement Form F-1/F-4 filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and Star Maritime and Star Bulk disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Notices

STAR MARITIME AND ITS DIRECTORS AND EXECUTIVE OFFICERS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF STAR MARITIME’S STOCKHOLDERS TO BE HELD TO APPROVE THE TRANSACTION DESCRIBED IN THIS PRESS RELEASE. STOCKHOLDERS OF STAR MARITIME AND OTHER INTERESTED PERSONS ARE ADVISED TO READ STAR MARITIME’S PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT WHEN AVAILABLE BECAUSE THESE PROXY STATEMENTS CONTAIN IMPORTANT INFORMATION.

SUCH PERSONS ARE ALSO ADVISED TO READ STAR MARITIME’S ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006, FILED ON MARCH 14, 2006, FOR A DESCRIPTION OF THE SECURITY HOLDINGS OF STAR MARITIME’S OFFICERS AND DIRECTORS AND THEIR RESPECTIVE INTERESTS SHOULD THE BUSINESS COMBINATION BE CONSUMMATED.

THE DEFINITIVE PROXY STATEMENT WILL BE MAILED TO STOCKHOLDERS AS OF A RECORD DATE TO BE ESTABLISHED FOR VOTING ON THE BUSINESS COMBINATION. STOCKHOLDERS WILL ALSO BE ABLE TO OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT, WITHOUT CHARGE, BY DIRECTING A REQUEST TO:

STAR MARITIME ACQUISITION CORP.
103 FOULK ROAD
WILMINGTON, DELAWARE 19803
ATTENTION: CORPORATE SECRETARY

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THE PRELIMINARY PROXY STATEMENT AND DEFINITIVE PROXY STATEMENT, ONCE AVAILABLE, AND THE ANNUAL REPORT ON FORM 10-K CAN ALSO BE OBTAINED, WITHOUT CHARGE, AT THE SECURITIES AND EXCHANGE COMMISSION’S INTERNET SITE AT HTTP://WWW.SEC.GOV.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.

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